Exhibit 99.1

FCA closed January with European sales up 5.8% year-over-year to more than 63,500 vehicles. The Group outpaced the industry in nearly every major market with sales increasing 11.3% in Italy, 4.0% in Germany, 9.9% in France and 45.1% in Spain. The Jeep brand posted another strong monthly performance with sales up 164% year-over-year. The Fiat 500, Panda and 500L continued to dominate their respective segments and the new Fiat 500X (currently available only in Italy) and Jeep Renegade are both already among the top ten in the small SUV segment.

The European passenger car market (EU28+EFTA) started the year positively, with new vehicle registrations up 6.2% in January to nearly 1,028,000 units.

FCA posted European sales of more than 63,500 vehicles, representing a 5.8% year-over-year increase. Market share was 6.2% for the month, substantially in line with January a year ago, but 60 basis points higher than December 2014.
The Group outpaced the industry in nearly every major European market. January sales were up 11.3% in Italy (versus 10.9% for the industry), 4.0% in Germany (vs 2.6%), 9.9% in France (vs 6.2%) and 45.1% in Spain (vs 27.4%). In the UK, sales were also higher with a 1.9% year-over-year increase.

Fiat brand posted January sales of more than 47,000 vehicles, representing a 3.6% increase. Market share was 4.6% for the month, substantially in line with January 2014, but up significantly from December.
Brand sales increased 9.5% year-over-year in Italy, 6.1% in France and 54.6% in Spain.
The Fiat 500 and Panda continued as the two top-selling vehicles in the European A segment, making it the 25th consecutive month that a Fiat brand vehicle has held the top position. The 500 accounted for a 13.7% share of the A segment, with 14,000 vehicles sold (+7.0%), and the Panda held a 12.8% share, with 13,000 vehicles sold (+8.4%).
The 500L also continued as leader in the small MPV segment, with nearly 7,800 vehicles sold and share increasing to an all-time high of 24.7% (+560 basis points versus December 2014). The new Fiat 500X (currently available only in Italy) got off to a strong start, entering the top ten in its segment in Europe in less than a month.

Lancia/Chrysler posted January sales of nearly 5,600 vehicles (-18.8% year-over-year) and share was 0.5%.
In Italy, the Lancia Ypsilon was the fourth best-selling car overall and runner up in the B segment.

Alfa Romeo closed the month with European sales totaling 4,000 vehicles (-11.1% year-over-year) and market share at 0.4%.
In Italy, brand sales were up 2.6% over January a year ago.

Jeep brand - which posted an all-time record in 2014 with worldwide sales totaling more than 1 million vehicles - continued the momentum in January with a European monthly sales record of just under 5,900 vehicles (+164% over January 2014). Market share was three times the prior year’s level at 0.6%.
The increase was primarily driven by the new Jeep Renegade, which has already established itself among the top ten in its segment.

For Ferrari and Maserati, the Group’s luxury brands, combined sales in Europe totaled 660 vehicles.

London, 17 February 2015

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